October 5, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Re: Withdrawal of Offering Statement on Form 1-A (File No. 024-11670)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, ReoStar Energy Corp. (the “Company”) respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-11670), together with all amendments and exhibits thereto (collectively, the “Offering Statement”), first filed with the Securities and Exchange Commission (the “Commission”) on October 4, 2021.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because this was a duplicate filing. The Registrant confirms that the Regulation A offering statement has not become effective, no securities have been or will be issued or sold pursuant to the statement, and no offering circular has been distributed.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

/s/ Peter Koch

Peter Koch

Chief Executive Officer